Exhibit 99.3

Talisman Energy Inc.
Consolidated Financial Ratio
September 30, 2012
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities, and is based on the Company's Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12 month period ended September 30, 2012.

Interest coverage (times)
Loss1	(1.39)

1 Net loss plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.